UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE GOVERNMENT PRACTICE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE GOVERNMENT PRACTICE PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administration of the

Kforce Government Practice Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and delinquent participant contributions as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the 2013 financial statements. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ Warren Averett, LLC

Tampa, Florida
June 25, 2014

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Participant-directed investments at fair value	$20,497,467	$16,441,054

Receivables:
Employer contributions	244,808	237,081
Notes receivable from participants	276,035	319,823
Other receivable	6,127	—

Total receivables	526,970	556,904

Net assets available for benefits	21,024,437	16,997,958
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—

Net assets available for benefits	$21,024,437	$16,997,958

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

Investment income:
Net appreciation in fair value of investments	$3,054,942
Interest and dividends	288,783

Net investment income	3,343,725

Interest income on notes receivable from participants	12,504
Contributions:
Participant	2,476,804
Employer	244,500
Rollovers from other qualified plans	398,475

Total contributions	3,119,779

Benefits paid to participants	(2,441,175)

Other income	26,211

Other expenses	(23,457)

Net increase in net assets	4,037,587
Transfers out of plan	(11,108)
Net assets available for benefits:
Beginning of period	16,997,958

End of period	$21,024,437

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce Government Practice Plan (the “Plan”) is sponsored by Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of Kforce Inc. The Plan is a defined contribution plan covering substantially all employees of KGS, except those that meet certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper. The Plan was established effective October 2, 2006.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of KGS are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Individuals who are performing service as independent contractors or consultants, regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of KGS.

Contributions—Participants may contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $17,500 for those under age 50 and $23,000 for those age 50 and above for 2013. KGS matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce Inc. common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. KGS contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year. Additionally, employees who have terminated employment because of death, total disability, or after reaching age 55, are considered eligible participants. For the year ended December 31, 2013, KGS made matching contributions equal to 25% of each participant’s eligible contributions for the period to all eligible participants at December 31, 2013.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, KGS’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings, if any, thereon. KGS contributions and earnings, if any, vest at the rate of 20% for each year of service earned. A year of service is defined as any eligible participant who has completed at least 1,000 hours as of the last day of the Plan year. KGS contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, or

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from rollover contribution account.

Plan Termination—Although it has not expressed any intent to do so, KGS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. KGS contributions are automatically invested in the investment options selected by each participant for their contributions.

Notes Receivable from Participants—Participants may borrow money from their vested account balance for any reason. The maximum amount available for notes receivable is the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months prior to the date of the note receivable, or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Notes receivable must have a definite repayment period not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Prior to the Plan’s amendment in January 2009, the repayment period for notes receivable used for the purchase of a principal residence was not to exceed 10 years. A participant who terminates employment with an outstanding note receivable must pay off the outstanding balance of the note receivable within a reasonable amount of time after termination. If the participant does not repay the entire outstanding loan balance, the participant’s vested account balance will be reduced by the remaining outstanding balance of the loan, and then any remaining outstanding balance of the note receivable is deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.

The notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.

Payment of Benefits—Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce Inc. common stock, as elected by the participant.

At December 31, 2013 and 2012, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from KGS contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. During the year ended December 31, 2013, there was approximately $46,300 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2013 and 2012. Forfeited funds in the suspense account at December 31, 2013 and 2012 were approximately $41,800 and $51,200, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value which equals contract value at December 31, 2013 and 2012 and is valued based upon the participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. The fully benefit-responsive investment contract is explained in detail in Note 4 of these financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and in the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Notes Receivable from Participants—Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions—Employee contributions are recorded when eligible compensation is paid. Employer contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by KGS, the Plan and/or unallocated Plan forfeitures.

Subsequent Events—KGS considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2013 and through the time of filing this Annual Report on Form 11-K. We are not aware of any significant events that occurred subsequent to December 31, 2013 but prior to the filing of this report that would have a material impact on our financial statements.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	December 31,
Description of Investment	2013	2012
Guaranteed Income Fund (see Note 4)	$3,298,073	$2,991,304
Artisan International Fund	3,128,752	—
Vanguard Growth Index Signal Fund	2,632,224	—
Vanguard US Value Inv Fund	2,097,615	—
Pimco Total Return Institutional Class Fund	1,946,317	—
Vanguard Mid Cap Growth Fund	1,825,266	—
Vanguard Small Cap Value Index Admiral	1,293,744	—
Vanguard 500 Index Signal Fund	1,097,028	—
Thornburg International Value Fund	—	2,736,373
Pimco Total Return Fund	—	2,031,914
Wells Fargo Advantage Growth Adm	—	1,996,169
Columbia Dividend Income A	—	1,697,945
Mid Cap Growth/TimesSquare Fund	—	1,228,867
Columbia Small Cap Value Fund I A	—	995,787

During the year ended December 31, 2013, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual fund—Wells Fargo Advantage Growth Fund	$622,215
Mutual fund—Columbia Dividend Income A	393,276
Pooled separate account—Mid Cap Growth/TimesSquare Fund	385,445
Mutual fund—Thornburg International Value A	317,887
Mutual fund—Columbia Small Cap Value Fund I A	276,470
Mutual fund—Prudential Stock Index I	203,611
Common stock—Kforce Inc.	185,406
Mutual fund—Goldman Sachs Mid Cap Value A	177,878
Mutual fund—Prudential Jennison Small Company A	136,462
Mutual fund—Vanguard Growth Index Signal	92,753
Mutual fund—Vanguard Mid Cap Growth Fund	67,419
Mutual fund—Artisan International Fund	65,495
Mutual fund—Invesco Equity and Income R	64,590
Mutual fund—Mutual Global Discovery Fund	35,173
Mutual fund—Vanguard 500 Index Signal Fund	26,574
Mutual fund—Vanguard US Value Inv Fund	24,058
Mutual fund—Vanguard Small Cap Value Index Admiral	24,016
Mutual fund—Columbia Mid Cap Index A	22,180
Mutual fund—Vanguard Small Cap Growth Index Fund	14,603
Mutual fund—Vanguard Mid-Cap Value Index Admiral	12,866
Mutual fund—American Funds American Balanced R6	6,618
Mutual fund—DFA Global Equity I	5,146
Mutual fund—Vanguard Mid Cap Index Signal	2,235
Mutual fund—Ivy High Income Fund	33
Mutual fund—Vanguard Small Cap Index Signal	1
Mutual fund—PIMCO Real Return Instl	(2,923)
Mutual fund—BlackRock Inflation Protected Bond A LW	(10,974)
Mutual fund—PIMCO Total Return Instl	(24,330)
Mutual fund—PIMCO Total Return Admin	(69,241)

Net appreciation in fair value of investments	$3,054,942

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this contract. The contract is not a traditional guaranteed investment contract as it is backed by the creditworthiness of the issuer and not by specific securities in the general account and therefore there are no known cash flows that can be discounted. Contract value represents participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of discontinuance of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.

The crediting interest rate is based on contract balances using a single “portfolio rate” approach, which is guaranteed by PRIAC. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	2013	2012
Average yields:
Based on annualized earnings (1)	1.55%	1.80%
Based on interest rate credited to participants (2)	1.55%	1.80%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012:

		Fair Value Measurements at December 31, 2013 Using:
Description of Investment	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
International large blend fund	$3,128,752	$3,128,752	$—	$—
Large growth fund	2,632,224	2,632,224	—	—
Large value fund	2,097,615	2,097,615	—	—
Intermediate-term bond fund	1,946,317	1,946,317	—	—
Mid growth fund	1,825,266	1,825,266	—	—
Small value fund	1,293,744	1,293,744	—	—
Large blend fund	1,097,028	1,097,028	—	—
Mid value fund	1,016,845	1,016,845	—	—
Small growth fund	636,058	636,058	—	—
Moderate allocation fund	401,804	401,804	—	—
International stock fund	224,267	224,267	—	—
Inflation protected bond fund	131,460	131,460	—	—
Mid blend fund	129,919	129,919	—	—
High yield bond fund	22,861	22,861	—	—
Small blend fund	43	43	—	—

Total mutual funds	16,584,203	16,584,203	—	—
Guaranteed income fund	3,298,073	—	3,298,073	—
Kforce Inc. common stock	615,191	615,191	—	—

Total	$20,497,467	$17,199,394	$3,298,073	$—

		Fair Value Measurements at December 31, 2012 Using:
Description of Investment	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
International blend fund	$2,736,373	$2,736,373	$—	$—
Intermediate-term bond fund	2,031,914	2,031,914	—	—
Large growth fund	1,996,169	1,996,169	—	—
Large value fund	1,697,945	1,697,945	—	—
Domestic value funds	1,597,433	1,597,433	—	—
Domestic blend fund	643,174	643,174	—	—
Domestic growth funds	426,892	426,892	—	—
Moderate allocation fund	315,351	315,351	—	—
Inflation protected bond fund	211,212	211,212	—	—
International stock fund	131,099	131,099	—	—

Total mutual funds	11,787,562	11,787,562	—	—
Pooled separate accounts:
Domestic growth fund	1,228,867	—	1,228,867	—

Guaranteed income fund	2,991,304	—	2,991,304	—
Kforce Inc. common stock	433,321	433,321	—	—

Total	$16,441,054	$12,220,883	$4,220,171	$—

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated February 11, 2010, determining that the Plan and related trust were designed in accordance with the applicable requirements of the Code and underlying regulations. The Plan has been amended and restated since receiving the favorable determination letter. The amended and restated Plan itself has not received a determination letter from the IRS; however, the Plan administrator applied for a determination letter, which was acknowledged by the IRS on September 20, 2013. KGS and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2013 and 2012, the Plan held 30,068 and 30,218 shares, respectively, of common stock of Kforce Inc., the parent company of the sponsoring employer.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

KGS remitted the September 10, 2013 participant contributions of approximately $98,000 to the trustee on September 20, 2013, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. As a result, KGS has filed Form 5330 with the Internal Revenue Service under the DOL’s Voluntary Fiduciary Correction Program and has paid an excise tax on the transaction during the 2013 Plan year. In October of 2013, KGS remitted additional contributions for the late remittance, which represented the amount of investment income that would have been earned by the participants had the contributions been remitted on a timely basis.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc.*	Common Stock	$615,191
Artisan International Fund	Mutual Fund	3,128,752
Vanguard Growth Index Signal Fund	Mutual Fund	2,632,224
Vanguard US Value Inv Fund	Mutual Fund	2,097,615
Pimco Total Return Institutional Class Fund	Mutual Fund	1,946,317
Vanguard Mid Cap Growth Fund	Mutual Fund	1,825,266
Vanguard Small Cap Value Index Admiral	Mutual Fund	1,293,744
Vanguard 500 Index Signal Fund	Mutual Fund	1,097,028
Vanguard Mid-Cap Value Index Admiral.	Mutual Fund	1,016,845
Vanguard Small Cap Growth Index Fund	Mutual Fund	636,058
American Funds American Balanced R6	Mutual Fund	401,804
DFA Global Equity I	Mutual Fund	224,267
PIMCO Real Return Instl	Mutual Fund	131,460
Vanguard Mid Cap Index Signal	Mutual Fund	129,919
Ivy High Income Fund	Mutual Fund	22,861
Vanguard Small Cap Index Signal	Mutual Fund	43
Guaranteed Income Fund*	Unallocated Insurance Contract	3,298,073
Various Participants*	Notes receivable from participants (maturing 2014 – 2018 at interest rates ranging from 4.25% to 8.25%)	276,035

		$20,773,502

*	Indicates a party-in-interest to the Plan.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, LINE 4a— SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51 (1)
$98,033	$—	$—	$—	$98,033

☐	Check here if late participant loan re-payments are included.

(1)	Participant contributions were not funded within the time period prescribed by DOL Regulation 2510.3-102. The Firm calculated the interest on the delinquent contributions and transmitted the lost earnings to the Plan in 2013. The Firm has also filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Government Practice Plan

June 25, 2014	/s/ Sara R. Nichols
Sara R. Nichols
Senior Vice President and Chief Accounting Officer of the Plan Administrator, Kforce Inc.

EXHIBITS

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm